UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

The Gymboree Corporation

(Exact name of the registrant as specified in its charter)

Delaware	000-21250	94-2615258
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No)

500 Howard St, San Francisco, California		94105
(Address of principal executive offices)		(Zip code)

Kimberly Holtz MacMillan, Corporate Secretary    415-278-7228

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2015.

Item 1.01. Conflict Minerals Disclosure and Report

The Gymboree Corporation (“Gymboree”) is engaged in the business of selling children’s specialty apparel, shoes, backpacks, hair accessories, belts, costumes and other accessories, toys and play equipment. Gymboree contracts to manufacture products that may contain gold, tantalum, tin and tungsten (“3TG”), which may include apparel, shoes, backpacks, hair accessories, belts, costumes and other accessories, toys and play equipment.

This Specialized Disclosure Form (“Form SD”) and the associated Conflict Minerals Report (see Exhibit 1.02 to this Form SD) will be posted to publicly available Internet sites at www.gymboree.com, www.janieandjack.com, www.crazy8.com and www.gymboreeclasses.com upon the filing of this Form SD.

Item 1.02. Exhibit

Conflict Minerals Report required by Item 1.01 is attached at Exhibit 1.01.

Item 2.01. Exhibits.

1.01. Conflict Minerals Report as required by Items 1.01 and 1.02.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

The Gymboree Corporation

/s/ Andrew North	May 31, 2016
Andrew North
Chief Financial Officer